Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-64139, 333-186919, 333-218691, and 333-224508) pertaining to First Mid Bancshares, Inc. of our report dated June 29, 2021, relating to our audits of the statements of net assets available for benefits of the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended and supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in this Annual Report on Form 11-K of the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2020.

/s/  BKD, LLP

Decatur, Illinois

June 29, 2021